CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Seven Months Ended December 31, 2011
Year Ended May 31, 2011

Corporate Head Office

2300-1177 West Hastings Street
Vancouver, BC
Canada
V6E 2K3
Tel: 604-683-6332

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and all information in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management maintains the necessary systems of internal controls, policies and procedures to provide assurance that assets are safeguarded and that the financial records are reliable and form a proper basis for the preparation of consolidated financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee. This committee, which reports to the Board of Directors, meets with the independent auditors and reviews the consolidated financial statements.

The consolidated financial statements have been audited by MacKay LLP, Chartered Accountants, who were appointed by the shareholders. The independent auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with International Financial Reporting Standards (“IFRS”). Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on our consolidated financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

“James Komadina”	“Tom S. Q. Yip”
James Komadina,	Tom S. Q. Yip,
Chief Executive Officer	Chief Financial Officer

March 16, 2012
Vancouver, Canada

INTERNATIONAL TOWER HILL MINES LTD.

December 31, 2011 and May 31, 2011

CHARTERED ACCOUNTANTS MacKay LLP	1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.mackay.ca

Independent Auditor's Report

To the Shareholders of
International Tower Hill Mines Ltd.

We have audited the accompanying consolidated financial statements of International Tower Hill Mines Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2011, May 31, 2011, and June 1, 2010, and the consolidated statements of comprehensive loss, changes in shareholders' equity, cash flows for the period ended December 31, 2011 and year ended May 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of International Tower Hill Mines Ltd. and its subsidiaries as at December 31, 2011, May 31, 2011, and June 1, 2010 and their financial performance and their cash flows for the period ended December 31, 2011 and the year ended May 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes the material uncertainty that may cast significant doubt about the ability of International Tower Hill Mines Ltd. to continue as a going concern.

Vancouver, Canada	“MacKay LLP”
March 16, 2012	Chartered Accountants

CHARTERED ACCOUNTANTS MacKay LLP	1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.mackay.ca

Independent Auditor’s Report on Internal Controls under Standards of the
Public Company Accounting Oversight Board (United States)

To the Board of Directors and Shareholders of
International Tower Hill Mines Ltd.

We have audited the internal control over financial reporting of International Tower Hill Mines Ltd. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, including in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the period ended December 31, 2011 of the Company and our report dated March 16, 2012 expressed an unqualified opinion on those financial statements.

Vancouver, Canada	“MacKay LLP”
March 16, 2012	Chartered Accountants

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)
		December 31,	May 31,	June 1,
	Note	2011	2011	2010
			(note 18)	(note 18)
ASSETS

Current
Cash and cash equivalents	4a	$55,642,179	$111,165,126	$43,460,324
Marketable securities	5	302,500	662,500	360,000
Accounts receivable		468,806	185,733	110,214
Prepaid expenses		185,854	378,492	274,246
Current assets related to discontinued operations	2	-	-	13,663
Total current assets		56,599,339	112,391,851	44,218,447

Property and equipment	6	124,744	143,571	80,040
Exploration and evaluation assets	7	158,041,441	71,103,123	39,500,278
Long-term assets related to discontinued operations	2	-	-	11,672,708

Total assets		$214,765,524	$183,638,545	$95,471,473

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities		$10,495,049	$4,037,428	$1,187,865
Current liabilities related to discontinued operations	2	-	-	85,094
Total current liabilities		10,495,049	4,037,428	1,272,959

Non-current liabilities
Derivative liability	8	21,153,600	-	-

Total liabilities		31,648,649	4,037,428	1,272,959

Shareholders’ equity
Share capital	10	215,865,086	215,544,180	124,277,370
Contributed surplus		20,673,111	13,288,996	14,240,223
Accumulated other comprehensive loss		82,959	(6,767,665)	-
Deficit		(53,504,281)	(42,464,394)	(44,319,079)

Total shareholders’ equity		183,116,875	179,601,117	94,198,514

Total liabilities and shareholders’ equity		$214,765,524	$183,638,545	$95,471,473
Nature and continuance of operations (note 1)
Commitments (note 15)
Subsequent event (note 17)

On behalf of the Board:

“James Komadina” (signed)	Director	“Anton Drescher”(signed)	Director
Mr. James J. Komadina		Mr. Anton J. Drescher

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Note	December 31, 2011	May 31, 2011
			(note 18)
Expenses
Administration		$4,389	$31,544
Charitable donations		16,665	64,637
Consulting fees	10, 11	1,807,563	1,570,146
Depreciation		21,789	42,375
Insurance		129,354	215,228
Investor relations	10, 11	322,777	1,239,208
Office and miscellaneous		133,177	281,840
Professional fees	10, 11	649,763	655,619
Property investigations		-	2,557
Regulatory		133,829	188,121
Rent		144,660	167,697
Telephone		4,155	49,688
Travel		200,150	210,192
Wages and benefits	10, 11	9,981,236	5,505,589

Loss before other items		(13,549,507)	(10,224,441)

Other items
Gain (loss) on foreign exchange		72,624	91,552
Interest income		590,913	675,146
Income from mineral property earn-in		-	311,312
Spin-out cost	2	(148,657)	(593,754)
Unrealized gain on derivative liability	8	2,354,740	-
Unrealized gain (loss) on marketable securities	5	(360,000)	182,500

		2,509,620	666,756

Loss from continuing operations		(11,039,887)	(9,557,685)
Loss from discontinued operations	2	-	(934,157)

Net loss for the period		(11,039,887)	(10,491,842)

Other comprehensive income (loss)
Exchange difference on translating foreign operations		6,850,624	(6,767,665)
Total other comprehensive income (loss) for the period		6,850,624	(6,767,665)

Comprehensive loss for the period		$(4,189,263)	$(17,259,507)

Basic and fully diluted loss per share from continuing operations		$(0.13)	$(0.12)
Basic and fully diluted loss per share from discontinued operations		$-	$(0.01)

Weighted average number of shares outstanding		86,683,919	77,550,644

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

						Accumulated
	Number of		Number of			other
	shares	Share capital	shares	Share capital	Contributed	comprehensive
	(old)	(old)	(new)	(new)	surplus	loss	Deficit	Total

Balance, June 1, 2010 (note 18)	66,117,922	$124,277,370	-	$-	$14,240,223	$-	$(44,319,079)	$94,198,514
Exercise of warrants	48,099	141,892	-	-	-	-	-	141,892
Exercise of options	1,062,200	1,867,950	-	-	-	-	-	1,867,950
Share-based payments	-	-	-	-	3,885,118	-	-	3,885,118
Reallocation from contributed surplus	-	2,252,099	-	-	(2,252,099)	-	-	-
Share issuance costs	-	(8,657)	-	-	-	-	-	(8,657)
Transfer of Nevada and Other Alaska Business to Corvus	-	-	-	-	(24,599,328)	-	12,346,527	(12,252,801)
Working capital contribution to Corvus	-	-	-	-	(3,300,000)	-	-	(3,300,000)
Distribution of the common shares of Corvus to ITH shareholders as a return of capital	-	(27,899,328)	-	-	27,899,328	-	-	-
Exchange of old shares of ITH for new shares of ITH at a ratio of 1:1	(67,228,221)	(100,631,326)	67,228,221	100,631,326	-	-	-	-
Private placement	-	-	17,505,805	109,434,227	-	-	-	109,434,227
Exercise of options	-	-	1,915,000	6,634,950	-	-	-	6,634,950

Share-based payments	-	-	-	-	511,868	-	-	511,868
Adjustment due to rounding	-	-	(107)	-	-	-	-	-
Reallocation of contributed surplus	-	-	-	3,096,114	(3,096,114)	-	-	-
Share issuance costs	-	-	-	(4,252,437)	-	-	-	(4,252,437)
Net loss	-	-	-	-	-	-	(10,491,842)	(10,491,842)
Exchange difference on translating foreign operations	-	-	-	-	-	(6,767,665)	-	(6,767,665)

Balance, May 31, 2011	-	$-	86,648,919	$215,544,180	$13,288,996	$(6,767,665)	$(42,464,394)	$179,601,117

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (cont’d)
(Expressed in Canadian Dollars)

				Accumulated
	Number of			other
	shares	Share capital	Contributed	comprehensive
	(new)	(new)	surplus	loss	Deficit	Total

Balance, May 31, 2011	86,648,919	$215,544,180	$13,288,996	$(6,767,665)	$(42,464,394)	$179,601,117
Exercise of options	35,000	229,950	-	-	-	229,950
Share-based payments		-	7,475,071	-	-	7,475,071
Reallocation from contributed surplus	-	90,956	(90,956)	-	-	-
Share issuance costs	-	-	-	-	-	-
Net loss	-	-	-	-	(11,039,887)	(11,039,887)
Exchange difference on translating foreign operations	-	-	-	6,850,624	-	6,850,624

Balance, December 31, 2011	86,683,919	$215,865,086	$20,673,111	$82,959	$(53,504,281)	$183,116,875

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Note	December 31, 2011	May 31, 2011

Operating Activities
Loss for the period from continuing operations		$(11,039,887)	$(9,557,685)
Add items not affecting cash:
Depreciation		21,789	42,375
Share-based payments	10	7,475,071	3,575,815
Unrealized gain on derivative liability		(2,354,740)	-
Unrealized (gain) loss on marketable securities		360,000	(182,500)
Spin-out recovery		-	(120,000)
(Gain) loss on foreign exchange		(72,624)	(91,552)
Changes in non-cash items:
Accounts receivable		(283,073)	(75,519)
Prepaid expenses		183,793	(108,943)
Accounts payable and accrued liabilities		126,387	(152,916)
Cash used in operating activities of continuing operations		(5,583,284)	(6,670,925)
Loss for the year from discontinued operations		-	(934,157)
Add items not affecting cash:
Stock-based compensation		-	756,202
(Gain) loss on foreign exchange		-	(20,318)
Cash used in operating activities of discontinued operations		-	(198,273)

Financing Activities
Issuance of share capital		229,950	118,079,019
Share issuance costs		-	(4,261,094)
Cash provided by financing activities of continuing operations		229,950	113,817,925
Additional funding to Corvus		-	(764,512)
Cash transferred on Plan of Arrangement	2	-	(3,300,000)
Cash used in financing activities of discontinued operations		-	(4,064,512)

Investing Activities
Expenditures on exploration and evaluation assets		(50,407,378)	(35,896,786)
Expenditures on property and equipment		(2,962)	(105,906)
Cash used in investing activities of continuing operations		(50,410,340)	(36,002,692)
Expenditures on exploration and evaluation assets, net of costs recovered		-	616,684
Cash provided by (used in) investing activities of discontinued operations		-	616,684

Effect of foreign exchange on cash of continuing operations		240,727	186,277
Effect of foreign exchange on cash of discontinued operations		-	20,318

(Decrease) increase in cash and cash equivalents		(55,522,947)	67,704,802
Cash and cash equivalents, beginning of period		111,165,126	43,460,324

Cash and cash equivalents, end of period		$55,642,179	$111,165,126

Supplemental cash flow information (note 16)

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

1.	GENERAL INFORMATION, NATURE AND CONTINUANCE OF OPERATIONS

International Tower Hill Mines Ltd. (“ITH” or the "Company") is incorporated under the laws of British Columbia, Canada. The Company’s head office address is 2300-1177 West Hastings Street, Vancouver, British Columbia, Canada. International Tower Hill Mines Ltd. consists of ITH and its wholly owned subsidiaries Tower Hill Mines, Inc. (formerly “Talon Gold Alaska, Inc.”) (“TH Alaska”) (an Alaska corporation), Tower Hill Mines (US) LLC (formerly “Talon Gold (US) LLC”) (“TH US”) (a Colorado limited liability company), Livengood Placers, Inc. (“LPI”) (a Nevada corporation), and 813034 Alberta Ltd. (an Alberta corporation). The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At December 31, 2011, the Company was in the exploration stage and controls a 100% interest in its Livengood project in Alaska, U.S.A.

These consolidated financial statements have been prepared on a going-concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going-concern is dependent upon achieving profitable operations and/or obtaining additional financing. During the current period, the Company has raised $229,950 (May 31, 2011 - $118,079,019) through the issuance of common shares and has working capital at December 31, 2011 of $46,104,290 (May 31, 2011 - $108,354,423; June 1, 2010 – $42,945,488) which is considered sufficient to fund its operations and exploration program for the ensuing year.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral property interests. The recoverability of amounts shown for exploration and evaluation assets is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of exploration and evaluation assets. The carrying values of the Company’s exploration and evaluation assets do not reflect current or future values. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.	DISCONTINUED OPERATIONS AND TRANSFER OF EXPLORATION AND EVALUATION ASSETS

On August 26, 2010, the Company completed a Plan of Arrangement (the “Arrangement”) under the British Columbia Business Corporation Act pursuant to which it indirectly transferred all of its existing Alaska assets (other than the Livengood project and associated assets), being the Chisna, West Pogo, Terra and LMS properties and related assets, and its Nevada assets, being the North Bullfrog property and related assets, (collectively, the “Nevada and Other Alaska Business”) to a new public company, Corvus Gold Inc. (“Corvus”). Under the Arrangement, each shareholder of ITH received (as a return of capital) one Corvus common share for every two ITH common shares held as at the effective date of the Arrangement and exchanged each old common share of ITH for a new common share of ITH. As part of the Arrangement, ITH transferred its wholly-owned subsidiaries, Raven Gold Alaska Inc. (“Raven Gold”), incorporated in Alaska, United States, and Corvus Gold Nevada Inc. (formerly “Talon Gold Nevada Inc.”), incorporated in Nevada, United States, (which held the North Bullfrog property) to Corvus. As a consequence of the completion of the Arrangement, Corvus now holds the Terra, Chisna, LMS, West Pogo and North Bullfrog properties (the “Spin-out Properties”).

The Company did not realize any gain or loss on the transfer of the Nevada and Other Alaska Business, which was comprised of a working capital contribution of $3,300,000 and the other Nevada and Other Alaska Business assets and liabilities as at the effective date of the Arrangement. Costs of the Arrangement, comprised principally of tax, legal and regulatory expense, amounted to expenses of $148,657 (May 31, 2011 - $593,754).

The Arrangement was approved by a favorable vote of ITH’s shareholders at a special meeting held on August 12, 2010.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

2.	DISCONTINUED OPERATIONS AND TRANSFER OF EXPLORATION AND EVALUATION ASSETS (cont’d)

The Company has, in accordance with International Financial Reporting Standards (“IFRS”) 5, “Non-current Assets Held for Sale and Discontinued Operations”, accounted for the financial results associated with the Nevada and Other Alaska Business up to the date of the Arrangement as discontinued operations in these consolidated financial statements and has reclassified the related amounts for the prior years.

The amount recognized as loss from discontinued operations includes the direct operating results of the Nevada and Other Alaska Business and an allocation of head office general and administrative expense. The allocation of head office general and administrative expense was calculated on the basis of the ratio of costs incurred on the Spin-out Properties in each period presented as compared to the costs incurred on all mineral properties of the Company in each of the periods. Management cautions readers of these financial statements that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The following table shows the results related to discontinued operations for the seven months ended December 31, 2011 and the year ended May 31, 2011. Included therein is $nil (May 31, 2011 - $756,202) of share-based payment charges:

	December 31, 2011	May 31, 2011

Administration	$-	$1,780
Charitable donations	-	5,413
Consulting fees	-	265,721
Foreign exchange gain	-	(20,318)
Insurance	-	10,099
Investor relations	-	130,737
Office and miscellaneous	-	7,214
Professional fees	-	40,741
Property investigations	-	291
Regulatory	-	3,816
Rent	-	5,302
Telephone	-	2,418
Travel	-	5,625
Wages and benefits	-	475,318

	$-	$934,157

The transfer of the assets is summarized in the table below:

August 25, 2010

Cash and cash equivalents	$1,203,240
Accounts receivable	199
Prepaid expenses	3,200
Exploration and evaluation assets	12,392,408
Accounts payable	(773,264)

Net assets transferred to Corvus	$12,825,783

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Canadian Institute of Chartered Accountants Handbook was revised in 2010 to incorporate International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”),and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly the Company has commenced reporting on this basis in its consolidated financial statements.

These consolidated financial statements have been prepared in accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standard”. The accounting policies followed in these consolidated financial statements are the same as those applied in the Company’s condensed consolidated interim financial statements for the three months ended August 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if the policies had always been in effect.

Note 18 discloses the impact of the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS on our reported financial position, operations and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended May 31, 2011.

The policies applied in these consolidated financial statements are presented in this note and are based on IFRS issued and outstanding as of March 16, 2012, the date the Board of Directors approved the consolidated financial statements for issue.

The Company changed its fiscal year end from May 31 to December 31. This change will better align the Company’s financial reporting with its operational and budgeting cycle as well as align the financial reporting to those of other industry participants in the mineral resource exploration, development and production sectors. As a result of the Company changing its fiscal year end to December 31, these consolidated financial statements are for the seven month period from the previous year ended May 31, 2011 to December 31, 2011. Due to the change in year end, amounts presented in these consolidated financial statements may not be comparable and therefore these consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended May 31, 2011.

Basis of consolidation

These consolidated financial statements include the accounts of ITH and its wholly owned subsidiaries TH Alaska, TH US, LPI and 813034 Alberta Ltd. All intercompany transactions and balances have been eliminated.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as FVTPL which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements are presented in Canadian dollars.

Significant judgments, estimates and assumptions

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. These judgments, estimates and assumptions are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The areas which require significant judgment and estimates that management has made at the financial reporting date, that could result in a material change to the carrying amounts of assets and liabilities, in the event actual results differ from the assumptions made, relate to, but are not limited to the following:

Significant estimates

a)	the fair value determination and inputs used in the valuation of the derivative liability;

b)	the tax basis of assets and liabilities and related deferred income tax assets and liabilities;

c)	the fair value determination and inputs used in valuation of share-based payments;

d)	amounts of provisions, if any, for environmental rehabilitation and restoration; and

e)	the allocation of administrative expenses to discontinued operations.

Significant judgments

a)	the estimated useful lives of property and equipment;

b)	the determination of functional currencies; and

c)

the analysis of resource calculations, drill results, labwork, etc. which can impact the Company’s assessment of impairments, calculation of depreciation, and provisions, if any, for environmental rehabilitation and restoration.

Foreign currency transactions

The presentation currency of the Company is the Canadian dollar.

Foreign currency accounts are translated into Canadian dollars as follows:

The functional currency of each of the parent Company and each subsidiary is measured using the currency of the primary economic environment in which that entity operates. The functional currency of TH Alaska, TH US, and LPI is US dollars and for the parent company, the functional currency is Canadian dollars.

Transactions and balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the consolidated statements of comprehensive loss in the period in which they arise.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income (loss) in the consolidated statements of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income (loss). Where the nonmonetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency transactions

Parent and Subsidiary Companies:

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

Assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and
Income and expenses are translated at average exchange rates for the period.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s exchange difference on translating foreign operations on the Statement of Comprehensive Loss and are reported as a separate component of shareholders’ equity titled “accumulated other comprehensive loss”. These differences are recognized in the profit or loss in the period in which the operation is disposed of.

Financial instruments

a)	Financial assets

Financial assets are classified as into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss (“FVTPL”)

A financial asset is classified as FVTPL if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Financial assets classified as FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Cash and cash equivalents and marketable securities are classified as FVTPL and are accounted for at fair value.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Held-to-maturity

Held-to-maturity financial assets are measured at amortized cost. The Company does not have any financial assets classified as held-to-maturity.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment. Loans and receivables comprise accounts receivables.

Impairment of financial assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Financial instruments

	b)	Financial liabilities

The Company classifies its financial liabilities in the following categories: other financial liabilities and derivative financial liabilities.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Other financial liabilities include accounts payable and accrued liabilities.

Derivative financial liabilities

Derivative financial liabilities are classified as held for trading. Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss. Derivative financial liabilities include the Company’s future contingent payment valued using estimated future gold prices.

Cash and cash equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less, and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Marketable securities

Marketable securities held in companies with an active market are classified as FVTPL. Marketable securities held in non-public companies without an active market are classified as non-current assets and are valued at fair value. In situations where fair value is indeterminable or impracticable to determine, the shares are recorded at cost. This may occur when non-public company shares are received as payment for mineral properties. In such situations cost is determined by reference to the issue price of similar shares issued by the non-public entity for cash, at or near the time of issue of the investment shares, and in similar volumes. When at future measurement dates fair value is still indeterminable, or impracticable, cost is used as the measure of fair value. When there is evidence of impairment the shares are written-down to expected realizable value.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Property and equipment

	a)	Recognition and measurement

On initial recognition, property and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

	b)	Subsequent costs

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

	c)	Major maintenance and repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

	d)	Gains and losses

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in profit or loss.

	e)	Depreciation

Depreciation is recorded over the estimated useful life of the assets at the following annual rates:

Computer equipment	-	30% declining balance
Computer software	-	3 years straight line
Furniture and equipment	-	20% declining balance
Leasehold improvements	-	straight-line over the lease term

Additions during the year are depreciated at one-half the annual rates.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Mineral Exploration and Evaluation Expenditures

The Company’s mineral project is currently in the exploration and evaluation phase.

	a)	Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

	b)	Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are capitalized. These include acquisition costs and direct expenditures such as analyzing historical exploration data, topographical, geochemical and geophysical studies, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the Statement of Comprehensive Loss.

The Company assesses interests in exploration properties for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mine development costs”. Exploration and evaluation assets are tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to property carrying values.

Mineral exploration and evaluation expenditures are classified as intangible assets.

Impairment of non-current assets

Non-current assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (“CGU”), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent the carrying amount exceeds the recoverable amount.

In calculating recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs. Additionally, the reviews take into account factors such as political, social and legal, and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Impairment of non-current assets (cont’d)

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

Provisions for environmental rehabilitation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate. The liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and discounted at a pre-tax rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. Significant judgments and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred, most of which are expected to be incurred at the end of the life of mine.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Share capital

The proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Commissions paid to underwriters, and other related share issue costs, such as legal, auditing, and printing, on the issue of the Company’s shares are charged directly to capital stock.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrants.

Earnings (loss) per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the Statement of Comprehensive Loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied. Equity-settled awards are not revalued subsequent to the initial grant date.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the Statement of Comprehensive Loss over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Statement of Comprehensive Loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital. Equity instruments granted to non-employees that vest over time are revalued over the vesting period.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Share-based payments (cont’d)

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given up is shares in an actively traded market, the value of those shares will be considered fair value.

Joint venture accounting

Where the Company’s exploration and development activities are conducted with others, the accounts reflect only the Company’s proportionate interest in such activities.

Future accounting changes

IFRS 9, Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments, and such investments are either recognised at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognised in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Future accounting changes (cont’d)

In May 2011 the International Accounting Standards Board (“IASB”) issued the following five new standards: IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; IFRS 12, Disclosure of Involvement in Other Entities; along with amendments to the current and renamed IAS 27, Separate Financial Statements & IAS 28, Investments in Associates and Joint Ventures. These standards are required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standards or determined whether it will adopt the standards early.

In October 2011 the IASB issued IFRIC 20, Stripping Costs in the Production Phase of a Mine. This interpretation clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. This interpretation is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet assessed the impact of the interpretation or determined whether it will adopt the interpretation early.

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Fair Value

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the significance of the inputs used in making the measurement. The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and,
Level 3 – Inputs that are not based on observable market data.

	Financial assets and liabilities at fair value as at
	December 31, 2011
	Level 1	Level 2	Level 3

Financial assets:
Cash and cash equivalents	$55,642,179	$-	$-
Marketable securities (note 5)	302,500	-	-
	$55,944,679	$-	$-
Financial liabilities:
Derivative liability (note 8)	$-	$21,153,600	$-
	$-	$21,153,600	$-

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d)

	Financial assets at fair value as at May 31, 2011
	Level 1	Level 2	Level 3

Financial assets:
Cash and cash equivalents	$111,165,126	$-	$-
Marketable securities (note 5)	662,500	-	-
	$111,827,626	$-	$-

	Financial assets at fair value as at June 1, 2010
	Level 1	Level 2	Level 3

Financial assets:
Cash and cash equivalents	$43,460,324	$-	$-
Marketable securities (note 5)	360,000	-	-
	$43,820,324	$-	$-

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy. The Company has no asset backed securities.

The Company’s concentration of credit risk and maximum exposure thereto relating to financial assets is as follows:

	December 31,	May 31,	June 1,
	2011	2011	2010

Cash and cash equivalents	$55,642,179	$111,165,126	$43,460,324
Accounts receivable	$468,806	$185,733	$110,214

At December 31, 2011, the Company held a total of $45,068,000 (May 31, 2011 - $102,310,928, June 1, 2010 -$26,537,499) cash equivalents which consist of interest saving accounts and Guaranteed Investment Certificates (“GICs”):

	Quantity	Maturity Date	Annual Yield
TD Mortgage Corporation (GIC)	$42,068,000	April 16, 2012	1.36%
Advisor’s Advantage Trust	3,000,000	May 7, 2012	1.30%
	$45,068,000

The Company’s cash and cash equivalents at December 31, 2011 consists of $47,008,802 in Canada and $8,633,377 in the United States. Concentration of credit risk exists with respect to the Company’s Canadian cash and cash equivalents as all amounts are held at two major Canadian financial institutions. Credit risk with regard to cash held in the United States is mitigated as the amount held in the United States is only sufficient to cover short-term requirements. With respect to receivables at December 31, 2011, the Company is not exposed to significant credit risk as the receivables are from governmental agencies and interest accruals.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d)

	b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows for operations and anticipated investing and financing activities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements. At December 31, 2011, the Company had accounts payable and accrued liabilities of $10,495,049 (May 31, 2011 - $4,037,428, June 1, 2010 - $1,187,865), which are all payable within six months and are expected to be settled from available working capital as they come due. The cash and cash equivalents balance of $55,642,179 will be sufficient to meet the mandatory needs for the coming year.

	c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

		(i)	Interest rate risk

Interest rate risk consists of the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents consists of cash and cash equivalents held in bank accounts and short term deposit certificates of GIC’s with two major Canadian financial institutions that earn interest at variable interest rates. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values.

The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company’s sensitivity analysis suggests that a 0.5% change in interest rates would affect interest income by approximately $225,000.

		(ii)	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that certain monetary financial instruments and other assets are denominated in United States dollars. The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the minimal amount of cash held in United States funds, nor entered into any hedging arrangements with respect to exploration and evaluation asset expenditure commitments denominated in United States dollars. The Company’s sensitivity analysis suggests that a consistent 8% change in the absolute rate of exchange for the United States dollars, the foreign currency for which the Company has net assets employed, would affect net assets and foreign exchange gain (loss) by approximately $623,000. Furthermore, because of the Company’s significant amount of evaluation and exploration assets which are revalued at the end of each reporting period using the period end exchange rate, significant changes in the exchange rates could cause significant changes to the amounts recorded to accumulated other comprehensive income.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d)

c)	Market risk

(ii)	Foreign currency risk (cont’d)

As at December 31, 2011, the Company had the following financial instruments in USD:

	CAD equivalent	USD

Cash	$8,709,370	$8,563,785
Accounts payable and accrued liabilities	$10,184,489	$10,014,246
Derivative liability	$21,153,600	$20,800,000

As at December 31, 2011, USD amounts were converted at a rate of USD 1 to CAD 1.017.

(iii)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company’s investment in marketable securities is exposed to such risk. The Company’s derivative liability is also exposed to other price risk. The fair value of this liability will fluctuate with the average daily price of gold as well as with future projections for the average price of gold over the life of the obligation. For every dollar change in the average daily price of gold, the value of the derivative liability will change by USD 23,148.

5.	MARKETABLE SECURITIES

	December 31,	May 31,	June 1,
	2011	2011	2010

Millrock Resources Inc.	$214,500	$422,500	$273,000
Ocean Park Ventures Corp.	88,000	240,000	87,000

	$302,500	$662,500	$360,000

On April 4, 2008, the Company sold its South Estelle, Alaska property to Millrock Resources Inc. (“Millrock”) for 650,000 Millrock shares or $247,000 based upon their market value on that date of $0.38 per share.

On March 15, 2010, the Company received the initial 200,000 common shares of Ocean Park Ventures Corp. (“OPV”), valued on that date at $0.72 per share or $144,000, in consideration for providing the resources for Raven Gold to enter into a joint venture with an Alaskan subsidiary of OPV on the Chisna property, Alaska. The Company received an additional 200,000 common shares of OPV on March 15, 2011, valued on that date at $0.60 per share at $120,000.

Fair value adjustment for the seven months ended December 31, 2011 amounted to an unrealized loss of $360,000 (May 31, 2011 - $182,500 gain).

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

6.	PROPERTY AND EQUIPMENT

	Furniture
	and	Computer	Computer	Leasehold
	Equipment	Equipment	Software	Improvements	Total

Cost
Balance at June 1, 2010	$8,215	$125,576	$89,476	$17,061	$240,328
Additions	46,192	59,714	-	-	105,906
Disposals	-	-	-	-	-
Balance at May 31, 2011	54,407	185,290	89,476	17,061	346,234
Additions	-	2,962	-	-	2,962
Disposals	-	-	-	-	-

Balance at Dec 31, 2011	$54,407	$188,252	$89,476	$17,061	$349,196

Depreciation and impairment losses
Balance at June 1, 2010	$(3,700)	$(60,148)	$(89,476)	$(6,964)	$(160,288)
Depreciation for the period	(5,313)	(26,965)	-	(10,097)	(42,375)
Disposals	-	-	-	-	-
Balance at May 31, 2011	(9,013)	(87,113)	(89,476)	(17,061)	(202,663)
Depreciation for the period	(5,206)	(16,583)	-	-	(21,789)
Disposals	-	-	-	-	-

Balance at Dec 31, 2011	$(14,219)	$(103,696)	$(89,476)	$(17,061)	$(224,452)
Carrying amounts
At June 1, 2010	$4,515	$65,428	$-	$10,097	$80,040

At May 31, 2011	$45,394	$98,177	$-	$-	$143,571

At Dec 31, 2011	$40,188	$84,556	$-	$-	$124,744

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

7.	EXPLORATION AND EVALUATION ASSETS

Total

Balance, June 1, 2010	$39,500,278

Acquisition costs:
Cash payments	31,070
Common shares issued	-
31,070
Deferred exploration costs:
Advance to contractors	276,555
Aircraft services	346,568
Assay	3,502,374
Drilling	13,633,947
Equipment rental	2,015,862
Field costs	5,281,089
Geological/geophysical	9,984,494
Land maintenance & tenure	2,660,912
Legal	58,075
Transportation	319,041
Travel	235,700
38,314,617

Total expenditures for the year	38,345,687
Cumulative translation adjustments	(6,742,842)

Balance, May 31, 2011	71,103,123

Acquisition costs:
Cash consideration (see note 8)	48,777,927
Common shares issued	-
48,777,927
Deferred exploration costs:
Advance to contractors	(411,865)
Aircraft services	2,223,419
Assay	1,769,256
Drilling	9,982,001
Environmental	2,838,071
Equipment rental	1,125,811
Field costs	7,460,642
Geological/geophysical	5,670,982
Land maintenance & tenure	565,799
Legal	164,488
Surveying and mapping	405,680
Transportation	6,178
Travel	(209)
31,800,253

Total expenditures for the year	80,578,180
Cumulative translation adjustments	6,360,138

Balance, December 31, 2011	$158,041,441

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

7.	EXPLORATION AND EVALUATION ASSETS (cont’d)

Properties acquired from AngloGold, Alaska

Pursuant to an Asset Purchase and Sale and Indemnity Agreement dated June 30, 2006, as amended on July 26, 2007, (the “AngloGold Agreement”) among the Company, AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”) and TH Alaska, the Company acquired all of AngloGold’s interest in a portfolio of seven mineral exploration projects in Alaska (then aggregating 246 square kilometres) and referred to as the Livengood, Chisna, Gilles, Coffee Dome, West Pogo, Blackshell, and Caribou properties (the “Sale Properties”) in consideration of cash payment USD 50,000 on August 4, 2006, and the issuance of 5,997,295 common shares, representing approximately 19.99% of the Company’s issued shares following the closing of the acquisition and two private placement financings raising an aggregate of $11,479,348. AngloGold has the right to maintain its percentage equity interest in the Company, on an ongoing basis, provided that such right will terminate if AngloGold’s interest falls below 10% at any time after January 1, 2009.

As further consideration for the transfer of the Sale Properties, the Company granted to AngloGold a 90 day right of first offer with respect to the Sale Properties and any additional mineral properties in Alaska in which the Company acquires an interest and which interest the Company proposes to farm out or otherwise dispose of. If AngloGold’s equity interest in the Company is reduced to less than 10%, then this right of first offer will terminate. Details of the Livengood Property (being the only Sale Property still held by the Company) are as follows:

(i)	Livengood Property

The Livengood property is located in the Tintina gold belt approximately 110 kilometres north of Fairbanks, Alaska. The property is approximately 145 square kilometres and consists of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases, Alaska state mining claims located by the Company and patented ground held by the Company.

Details of the leases are as follows:

a lease of the Alaska State mineral rights having an initial term of three years, commencing July 1, 2004 (subject to extension for two extensions of three years each) and requires work expenditures of USD 10/acre/year in years 1 – 3, USD 20/acre/year in years 4 – 6 and USD 30/acre/year in years 7 – 9 and advance royalty payments of USD 5/acre/year in years 1 – 3, USD 15/acre/year in years 4 – 6 and USD 25/acre/year in years 7 – 9. An NSR production royalty of between 2.5% and 5.0% (depending upon the price of gold) is payable to the lessor with respect to the lands subject to this lease. In addition, an NSR production royalty of 1% is payable to the lessor with respect to the unpatented federal mining claims subject to the lease below.

a lease of State of Alaska mining claims for a term of ten years, commencing on September 11, 2006. The lease requires payments of USD 75,000 on execution (paid), USD 50,000 in each of years 2 – 5 (paid to year 5) and USD 100,000 in each of years 6 – 10 and work expenditures of USD 100,000 in year one (incurred), USD 200,000 in each of years 2 – 5 (incurred to year 5) and USD 300,000 in each of years 6 – 10. An NSR production royalty of between 2% and 5% is payable to the lessors (depending upon the price of gold). During December 2011 the Company exercised its option to acquire all the interests in the 169 State of Alaska claims previously held under this lease. Total cash consideration of USD 11,044,000 was paid by the Company for the acquisition of these claims. There are no further outstanding or ongoing obligations to the sellers on these state claims.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

7.	EXPLORATION AND EVALUATION ASSETS (cont’d)

Properties acquired from AngloGold, Alaska (cont’d)

(i)	Livengood Property (cont’d)

Details of the leases are as follows (cont’d):

a lease of US federal unpatented claims having an initial term of ten years, commencing on April 21, 2003 and for so long thereafter as mining related activities are carried out. The lease requires a bonus payment of USD 5,000 on signing (paid), and advance royalties of USD 20,000 on execution (paid), USD 30,000 on or before April 21, 2004 (paid), USD 40,000 on or before April 21, 2005 (paid), USD 50,000 on or before April 21, 2006 (paid), USD 40,000 on or before April 21, 2007 (paid) and an additional USD 50,000 on or before each subsequent April 21 during the term (paid USD 200,000). An NSR production royalty of between 2% and 3% (depending on the price of gold) is payable to the lessors. The Company may purchase 1% of the royalty for USD 1,000,000.

a lease of patented federal claims having an initial term of ten years, and for so long thereafter as the Company pays the lessors the minimum royalties required under the lease. The lease requires a bonus payment of USD 10,000 on signing (paid), and minimum royalties of USD 10,000 on or before January 18, 2008 (paid), USD 10,000 on or before January 18, 2009 (paid), USD 10,000 on or before January 18, 2010 (paid) and an additional USD 20,000 on or before each of January 18, 2011 through January 18, 2016 (paid USD 40,000 in December 2010 and 2011) and an additional USD 25,000 on each subsequent January 18 thereafter during the term (all of which minimum royalties are recoverable from production royalties). An NSR production royalty of 3% is payable to the lessors. The Company may purchase all interest of the lessors in the leased property (including the production royalty) for USD 1,000,000 (less all minimum and production royalties paid to the date of purchase), of which USD 500,000 is payable in cash over four years following the closing of the purchase and the balance of USD 500,000 is payable by way of the 3% NSR production royalty.

a mining lease of unpatented federal lode mining and federal unpatented placer claims having an initial term of ten years, commencing on March 28, 2007, and for so long thereafter as mining related activities are carried out. The lease requires payment of advance royalties of USD 3,000 on execution (paid), USD 5,000 on or before March 28, 2009 (paid), USD 10,000 on or before March 28, 2010 (paid) and an additional USD 15,000 on or before each subsequent March 28 thereafter during the initial term (all of which minimum royalties are recoverable from production royalties) (paid USD 15,000 on February 15, 2011). The Company is required to pay the lessor the sum of USD 250,000 upon making a positive production decision. An NSR production royalty of 2% is payable to the lessor. The Company may purchase all interest of the lessor in the leased property (including the production royalty) for USD 1,000,000.

Livengood land purchase

In December 2011, the Company completed a transaction to acquire certain mining claims and related rights in the vicinity of the Livengood Project. This acquisition included both mining claims and all of the shares of Livengood Placers, Inc. (an Alaska corporation). These assets were purchased for aggregate consideration of USD 36,600,000 allocated between cash consideration of USD 13,500,000 and a derivative liability of USD 23,100,000. Of the USD 13,500,000 cash consideration, USD 5,000,000 was paid at the date of acquisition and USD 8,500,000 is payable in March 2012 and is included in “accounts payable and accrued liabilities” on the consolidated statements of financial position. The derivative liability is a contingent payment based on the five-year average daily gold price (“Average Gold Price”)

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

7.	EXPLORATION AND EVALUATION ASSETS (cont’d)

Properties acquired from AngloGold, Alaska (cont’d)

(i)	Livengood Property (cont’d)

Livengood land purchases (cont’d):

from the date of the acquisition (see note 8). The derivative liability (payable in December 2016) will equal USD 23,148 for every dollar that the Average Gold Price exceeds USD 720 per troy ounce. If the Average Gold Price is less than USD 720, there will be no additional contingent payment. The subject ground was previously vacant or was used for placer gold mining.

Acquisitions

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries. The Company does not have any material provisions for environmental rehabilitation as of December 31, 2011.

8.	DERIVATIVE LIABILITY

As discussed in note 7 above, the Company acquired certain mining claims and related rights in the vicinity of the Livengood Project located near Fairbanks, Alaska. The aggregate consideration was USD 13,500,000 in cash plus an additional contingent payment based on the five-year average daily gold price (“Average Gold Price”) from the date of the acquisition. The contingent payment will equal USD 23,148 for every dollar that the Average Gold Price exceeds USD 720 per troy ounce. If the Average Gold Price is less than USD 720, there will be no additional contingent payment. This additional contingent payment is classified as a derivative liability and is recognized at FVTPL.

At initial recognition on December 13, 2011 the derivative liability was valued at USD 23,100,000. The key assumption used in the valuation of the derivative is the estimate of the future Average Gold Price. The estimate of the future Average Gold Price was determined using a forward curve on future gold prices as published by the CME Group. The CME Group represents the merger of the Chicago Mercantile Exchange (CME), the Chicago Board of Trade (CBOT), the New York Mercantile Exchange (NYMEX) and its commodity exchange division, Commodity Exchange, Inc. (COMEX). Using this forward curve, the Company estimated an Average Gold Price five years from the date of acquisition of USD 1,720 per ounce of gold. Based on the inputs and assumptions used in valuing the derivative liability, it has been classified as a Level 2 financial instrument as defined in note 4 above.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

8.	DERIVATIVE LIABILITY (cont’d)

At December 31, 2011 the derivative was revalued using the same methodology as above. The Company estimated an Average Gold Price over the term of the agreement at December 31, 2011 of USD 1,619 per ounce of gold. This estimate of the Average Gold Price resulted in a fair value of the derivative liability of USD 20,800,000. As the derivative liability is classified as a FVTPL, the change in fair value from initial recognition to December 31, 2011 was recognized as a gain in the consolidated statements of comprehensive loss.

9.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows for the period ended December 31, 2011 and the year ended May 31, 2011:

	December 31, 2011	May 31, 2011

Loss from continuing operations before income taxes	$(11,039,887)	$(9,557,685)
Statutory Canadian corporate tax rate	26.50%	27.67%

Income tax recovery at statutory rates	$(2,925,570)	$(2,644,611)
Share-based payments	1,980,894	1,216,646
Unrecognized items for tax purposes	(423,885)	(282,595)
Effect of tax rate change	17,655	43,858
Difference in tax rates in other jurisdictions	(348,000)	(690,466)
Unrecognized amounts	1,698,906	2,357,168

Income tax recovery	$-	$-

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	December 31, 2011	May 31, 2011

Deferred income tax assets (liabilities)
Mineral properties	$656,948	$656,966
Equipment	(4,544)	(5,345)
Marketable securities	22,188	(22,813)
Derivative liability	(510,979)	-
Charitable donations	92,481	85,249
Share issue costs	972,747	1,171,193
Non-capital losses available for future periods	12,321,366	9,966,068

	13,550,207	11,851,318
Unrecognized deferred tax assets	(13,550,207)	(11,851,318)

Deferred income tax asset	$-	$-

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

9.	INCOME TAXES (cont’d)

At December 31, 2011, the Company has available non-capital tax losses for Canadian income tax purposes of approximately $13,373,000 and net operating losses for US income tax purposes of approximately $20,687,000 available for carry-forward to reduce future years’ taxable income, if not utilized, expiring as follows:

	Canada	United States

2025	$82,000	$-
2026	92,000	-
2027	1,031,000	1,423,000
2028	1,301,000	1,402,000
2029	2,378,000	2,982,000
2030	3,014,000	6,063,000
2031	5,475,000	8,817,000

	$13,373,000	$20,687,000

In addition, the Company has available mineral resource related expenditure pools for Canadian income tax purposes totalling approximately $2,628,000 which may be deducted against future taxable income in Canada on a discretionary basis. The Company also has available mineral resource expenses that are related to the Company’s exploration activities in the United States of approximately $132,224,000 which may be deductible for US tax purposes. Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts due to the uncertainty of future taxable income. As disclosed in Note 7, the Company has accounted for the acquisition of Livengood Placers Inc. as an asset acquisition. Accordingly, $26,154,304 in mineral property expenditures and $26,229,756 in equity investments has not been recognized for deferred income tax purposes.

10.	SHARE CAPITAL

Authorized

500,000,000 common shares without par value.

Share issuances

During the seven months ended December 31, 2011, the Company:

	a)	Issued 35,000 common shares pursuant to the exercise of stock options for total proceeds of $229,950 and transferred related contributed surplus of $90,956.

During the year ended May 31, 2011 the Company:

a)

Sold to AngloGold, on March 24, 2011, on a private placement basis, an aggregate of 230,764 common shares at a price of $8.13 per share for gross proceeds of $1,876,111 and, on August 26, 2010, sold to AngloGold, on a private placement basis, an aggregate of 415,041 common shares at a price of $5.26 per share for gross proceeds of $2,183,116. These issuances were pursuant to AngloGold’s right to maintain its 13.2907% equity interest in the Company.

b)

Closed a bought deal short form prospectus financing (“the Offering”) on November 10, 2010 through the issuance of 10,400,000 common shares at a price of $6.25 per common share for gross proceeds of $65,000,000. The Underwriters also exercised their over-allotment option to acquire an additional 1,560,000 common shares for additional gross proceeds of $9,750,000. Including the proceeds from the exercise of the over-allotment option, the total gross proceeds of the Offering were $74,750,000. In connection with the Offering, the Underwriters received a cash commission equal to 5% of the gross proceeds raised through the Offering, amounting to $3,737,500 in share issuance costs.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d)

Share issuances (cont’d)

c)

Closed a non-brokered private placement through the issuance of 4,900,000 common shares at a price of $6.25 per common share for gross proceeds of $30,625,000 on November 10, 2010. Included in the non-brokered private placement was the issuance of 754,765 common shares to AngloGold for gross proceeds of $4,717,281.

	d)	Issued 3,025,299 common shares for the exercise of 2,977,200 stock options and 48,099 warrants for proceeds of $8,644,792 and transferred related contributed surplus of $5,348,213.

Warrants

Warrant transactions are summarized as follows:

	December 31, 2011		May 31, 2011
		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price

Balance, beginning of the period	-	$-	48,099	$2.95
Issued – agent’s warrants	-	-	-	-
Exercised	-	-	(48,099)	(2.95)
Expired	-	-	-	-

Balance, end of the period	-	$-	-	$-

There are no warrants outstanding at December 31, 2011 and May 31, 2011.

Stock options

The Company has adopted an incentive stock option plan (the “2006 Plan”). The essential elements of the 2006 Plan provide that the aggregate number of common shares of the Company’s capital stock that may be made issuable pursuant to options granted under the 2006 Plan may not exceed 10% of the number of issued shares of the Company at the time of the granting of the options. Options granted under the 2006 Plan will have a maximum term of ten years. The exercise price of options granted under the 2006 Plan will not be less than the discounted market price of the common shares (defined as the last closing market price of the Company’s common shares immediately preceding the issuance of a news release announcing the granting of the options, less the maximum discount permitted under applicable stock exchange policies), or such other price as may be agreed to by the Company and accepted by the Toronto Stock Exchange. Options granted under the 2006 Plan vest immediately, unless otherwise determined by the directors at the date of grant.

On November 15, 2011, the Company granted incentive stock options to an employee to purchase 100,000 common shares in the capital of the Company. The options are exercisable on or before November 15, 2016 at a price of $5.64 per share. The options will vest as to one-third on November 15, 2011, one-third on November 15, 2012 and the balance on November 15, 2013.

On August 23, 2011, the Company granted incentive stock options to an officer and an employee of the Company to purchase 650,000 common shares in the capital of the Company. The options are exercisable on or before August 23, 2016 at a price of $8.07 per share. The options will vest as to one-third on August 23, 2011, one-third on August 23, 2012 and the balance on August 23, 2013.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d)

Stock options (cont’d)

On July 28, 2011, the Company granted incentive stock options to directors of the Company to purchase 950,000 common shares in the capital of the Company. The options are exercisable on or before July 28, 2013 at a price of $7.47 per share.

On June 1, 2011, the Company granted incentive stock options to an officer of the Company to purchase 1,000,000 common shares in the capital of the Company. The options are exercisable on or before May 9, 2016 at a price of $8.35 per share. The options will vest as to one-third on June 1, 2011, one-third on May 9, 2012 and the balance on May 9, 2013.

On January 10, 2011, the Company granted incentive stock options to officers, employees and consultants of the Company to purchase 265,000 common shares in the capital stock of the Company. The options are exercisable on or before January 10, 2013 at a price of $9.15 per share. The options will vest evenly over 12 months with the first vesting date being April 10, 2011.

On August 19, 2010, the Company granted incentive stock options to officers, directors, employees and consultants of the Company to purchase 1,495,000 common shares in the capital stock of the Company. The options are exercisable on or before August 19, 2012 at a price of $6.57 per share.

A summary of the status of the stock option plan as of December 31, 2011, and May 31, 2011 and changes is presented below:

	Seven Months Ended		Year Ended
	December 31, 2011		May 31, 2011
		Weighted		Weighted
		Average Exercise
	Number of		Number of	Average
		Price
	Options		Options	Exercise Price

Balance, beginning of the period	4,600,000	$7.24	5,822,200	$5.08
Granted	2,700,000	$7.87	1,760,000	$6.96
Exercised	(35,000)	$(6.57)	(2,977,200)	$(2.86)
Cancelled/Expired	(50,000)	$(6.96)	(5,000)	$(1.75)
Balance, end of the period	7,215,000	$7.48	4,600,000	$7.24

The weighted average share price at the date of exercise for options exercised during the period was $7.88. The weighted average remaining life of options outstanding at December 31, 2011 was 1.57 years.

Stock options outstanding are as follows:
	December 31, 2011			May 31, 2011
	Exercise	Number of			Number of
Expiry Date	Price	Options	Exercisable	Exercise Price	Options	Exercisable

January 12, 2012	$7.95	250,000	250,000	$7.95	250,000	250,000
April 14, 2012	$7.34	2,635,000	2,635,000	$7.34	2,660,000	2,660,000
August 19, 2012	$6.57	1,365,000	1,365,000	$6.57	1,425,000	1,425,000
January 10, 2013	$9.15	265,000	198,750	$9.15	265,000	66,250
July 28, 2013	$7.47	950,000	950,000	$-	-	-
May 9, 2016	$8.35	1,000,000	333,333	$-	-	-
August 23, 2016	$8.07	650,000	216,667	$-	-	-
November 15, 2016	$5.64	100,000	33,333	$-	-	-

		7,215,000	5,982,083		4,600,000	4,401,250

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d)

Share-based payments

During the period ended December 31, 2011, the Company granted 2,700,000 stock options with a fair value of $10,894,938, calculated using the Black-Scholes option pricing model. Share-based payment charges for the seven months ended December 31, 2011 totaled $7,475,071 for continuing operations and $nil for discontinued operations.

During the year ended May 31, 2011, the Company granted 1,760,000 stock options with a fair value of $4,648,591, calculated using the Black-Scholes option pricing model. Share-based payment charges for the year ended May 31, 2011 totaled $3,575,815 for continuing operations and $756,202 for discontinued operations.

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	December 31,	May 31,
	2011	2011

Expected life of options	4 years	2 years
Risk-free interest rate	1.77%	1.42%
Expected volatility	71.80%	68.91%
Dividend rate	0.00%	0.00%
Exercise price	$7.87	$6.96

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

Share-based payment charges of $7,475,071 (May 31, 2011 - $3,575,815) were allocated as follows for continuing operations:

	Before
	allocation of		After allocation
	share-based	Share-based	of share-based
	payment	payment	payment
Seven months ended December 31, 2011	charges	charges	charges

Consulting	$345,886	$1,461,677	$1,807,563
Investor relations	253,048	69,729	322,777
Professional fees	631,169	18,594	649,763
Wages and benefits	4,056,165	5,925,071	9,981,236

		$7,475,071

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d) Share-based payments (cont’d)

	Before		After
	allocation of		allocation of
	share-based		share-based
	payment	Share-based payment	payment
Year ended May 31, 2011	charges	charges	charges

Consulting	$559,252	$1,010,894	$1,570,146
Investor relations	781,692	457,516	1,239,208
Professional fees	580,049	75,570	655,619
Wages and benefits	3,473,754	2,031,835	5,505,589

		$3,575,815

11.	RELATED PARTY TRANSACTIONS AND BALANCES

During the seven month period ended December 31, 2011 and the year ended May 31, 2011, the Company entered into the following transactions with related parties:

Management compensation

Key management personnel compensation comprised:

	December 31, 2011	May 31, 2011
Fees, wages and benefits	$2,047,224	$2,029,370
Share-based payments	6,748,799	2,333,401
	$8,796,023	$4,362,771

Transactions with other related parties

Paid or accrued $22,399 (May 31, 2011 - $56,795) in rent and administration to a company with common officers and directors.

Paid or accrued $6,000 (May 31, 2011 - $nil) in rent to an officer.

At December 31, 2011, included in accounts payable and accrued liabilities was $10,946 (May 31, 2011 - $nil; June 1, 2010 – $19,760) in expenses owing to officers of the Company and $53,988 (May 31, 2011 - $10,091; June 1, 2010 – $8,790) to companies related by common directors and officers. Included in share issuance costs was $nil (May 31, 2011 - $63,333) paid to a company related to an officer of the Company.

These amounts were unsecured, non-interest bearing and had no fixed terms of repayment. Accordingly, fair value could not be readily determined.

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $50,000 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice). An officer of the Company is a director and shareholder of LWTLC.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

11.	RELATED PARTY TRANSACTIONS AND BALANCES (cont’d)

The Company has also entered into change of control agreements during the year with officers of the Company. In the case of termination, the officers are entitled to an amount equal to a multiple (ranging from once to twice) of the sum of the annual base salary then payable to the officer, the aggregate amount of bonus(es) (if any) paid to the officer within the calendar year immediate preceding the Effective Date of Termination, and an amount equal to the vacation pay which would otherwise be payable for the one year period next following the Effective Date of Termination.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.	SEGMENTED INFORMATION

The Company has chosen to organise its segments based on geographic location. The following tables present selected financial information by segment:

	Canada	United States	Total

December 31, 2011
Exploration and evaluation assets – continuing operations	$-	$158,041,441	$158,041,441
Property and equipment	16,514	108,230	124,744
Current assets	47,907,054	8,692,285	56,599,339
Total assets	$47,923,568	$166,841,956	$214,765,524

Current liabilities	$310,484	$10,184,565	$10,495,049
Non-current liabilities	-	21,153,600	21,153,600
Total liabilities	$310,484	$31,338,165	$31,648,649

May 31, 2011
Exploration and evaluation assets – continuing operations	$-	$71,103,123	$71,103,123
Property and equipment	16,753	126,818	143,571
Current assets	110,544,083	1,847,768	112,391,851
Total assets	$110,560,836	$73,077,709	$183,638,545

Current liabilities	$181,890	$3,855,538	$4,037,428
Non-current liabilities	-	-	-
Total liabilities	$181,890	$3,855,538	$4,037,428

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

12.	SEGMENTED INFORMATION (cont’d)

June 1, 2010
Exploration and evaluation assets – continuing operations	$1	$39,500,277	$39,500,278
Exploration and evaluation assets – discontinued
operations	-	11,672,708	11,672,708
Property and equipment	11,918	68,122	80,040
Current assets	43,227,795	990,652	44,218,447
Total assets	$43,239,714	$55,153,948	$95,471,473

Current liabilities	$386,246	$801,619	$1,187,865
Current liabilities – discontinued operations	-	85,094	85,094
Non-current liabilities	-	-	-
Total liabilities	$386,246	$886,713	$1,272,959

	December 31, 2011	May 31, 2011
Net loss from continuing operations for the period – Canada	$(8,490,228)	$(5,218,523)
Net loss from continuing operations for the period - United States	(2,549,659)	(4,339,162)
Net loss from discontinued operations for the period – Canada	-	(844,813)
Net loss from discontinued operations for the period - United States	-	(89,344)

Net loss for the period	$(11,039,887)	$(10,491,842)

13.	CAPITAL MANAGEMENT

The Company manages its capital structure, being its share capital, and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the period ended December 31, 2011. The Company is not subject to externally imposed capital requirements.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

14.	SUBSIDIARIES

Significant subsidiaries are:

			ITH’s effective
	Country of	Principal	interest for
	Incorporation	Activity	2011 and 2010

Tower Hill Mines, Inc.	USA	Exploration company	100%
Tower Hill Mines (US) LLC	USA	Exploration company	100%

15.	COMMITMENTS

	a)	Commitments for exploration and evaluation assets (note 7).

b)

The Company has entered into several office and warehouse lease agreements with options to renew expiring in July 2013. Total rental to that date is $220,502 (USD 216,817). Future minimum lease payments for the next five fiscal years and beyond are as follows:

2012	$278,659
2013	219,139
2014	107,000
2015	6,196
2016	6,196
2017 and thereafter	12,392

$629,582

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	December 31, 2011	May 31, 2011

Interest paid	$-	$-
Income taxes paid	$-	$-

Non-cash investing and financing transactions – continuing operations:
Accounts payable and accrued liabilities included in exploration and evaluation assets	$10,012,833	$3,676,106
Derivative liability included in exploration and evaluation assets	$23,508,340	$-

Non-cash investing and financing transactions – discontinued operations:
Shares issued to acquire long-term assets related to discontinued operations	$-	$-
Accounts payable and accrued liabilities included in exploration and evaluation assets	$-	$-

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

17.	SUBSEQUENT EVENTS

Subsequent to December 31, 2011, the Company

a)

On January 3, 2012, the Company granted incentive stock options to an officer of the Company to purchase 650,000 common shares in the capital stock of the Company. The options are exercisable on or before January 3, 2017 at a price of $4.43 per share and will vest as to 216,666 shares on January 3, 2012, as to 216,666 shares on January 3, 2013 and as to the balance on January 3, 2014.

b)

On January 9, 2012 the Company granted incentive stock options to an employee of the Company to purchase 30,000 common shares in the capital of the Company. The options are exercisable on or before January 9, 2017 at a price of $4.60 and will vest as to 10,000 shares on January 9, 2012, as to 10,000 shares on January 9, 2013 and the balance on January 9, 2014.

18.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in note 3, these are the Company’s first consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in this note.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements as at and for the seven month period ended December 31, 2011, the comparative information presented in these financial statements as at and for the year ended May 31, 2011, and in the preparation of an opening IFRS Statement of Financial Position at June 1, 2010 (the Company’s date of transition).

First time adoption of IFRS

The Company’s consolidated financial statements for the seven month period ending December 31, 2011 are the first annual financial statements that will be prepared in accordance with IFRS. The Company has adopted IFRS on June 1, 2011 with a transition date of June 1, 2010. Under IFRS 1, “First time adoption of International Financial Reporting Standards” (“IFRS 1”), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to deficit, and IFRS 1 providing for certain optional and mandatory exemptions to this principle.

Below are the adjustments necessary for the IFRS transition, including exemptions taken at the transition date:

	a)	Share-based payment transactions

IFRS 1 allows that a first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company has elected this exemption and will apply IFRS 2 only to unvested stock options as at June 1, 2010, being the transition date.

IFRS 2 and Canadian GAAP are largely converged, with the exception of two main differences affecting the Company’s stock option grants. IFRS 2 does not allow straight-line amortization of share-based payments related to stock options granted with a graded vesting schedule. The attribution method is required which effectively splits the grant into separate units for valuation purposes based on the vesting schedule. Additionally, IFRS 2 requires the incorporation of an estimate of forfeiture rates. Under Canadian GAAP, the Company’s policy was to account for forfeitures as they occurred.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

18.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

First time adoption of IFRS (cont’d)

Impact on Consolidated Financial Statements

	May 31,	June 1,
	2011	2010

Contributed surplus	$321,000	$-
Adjustment to deficit	$(321,000)	$-
Adjustment to share-based payment charges	$321,000	$-

b)	Business combinations

IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition, avoiding the requirement to restate prior business combinations. The Company has elected to only apply IFRS 3 to business combinations that occur on or after June 1, 2010, of which there were none.

c)	Marketable securities

IAS 39 permits a financial asset to be designated on initial recognition as available-for-sale or a financial instrument (provided it meets certain criteria) to be designated as a financial asset or financial liability at fair value through profit or loss. The Company has taken this election as at the transition date.

d)	Cumulative translation differences

IFRS 1 allows first-time adopter to elect to deem all cumulative translation differences to be zero at the date of transition. The Company has elected this exemption and as such all cumulative translations amounts to June 1, 2010 have been included in the deficit.

Functional and presentation currency

The functional currency of TH Alaska, LPI, and TH US is the US dollars and for all other entities within the Group, the functional currency is the Canadian dollar at the transition date of June 1, 2010. The consolidated financial statements are presented in Canadian Dollars (“CAD”) which is the Group’s presentation currency.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Comprehensive Loss.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper- inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities for each Statement of Financial Position presented are translated at the closing rate at the date of that financial period end;

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

18.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d) First time adoption of IFRS (cont’d)

d)	Cumulative translation differences (cont’d)

Group companies (cont’d)

  Income and expenses for each Statement of Comprehensive Loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

  Equity transactions are translated using the exchange rate at the date of the transaction; and

  All resulting exchange differences are recognized in other comprehensive income and reported as a separate component of equity.

On consolidation, exchange differences arising from the translation of functional to presentation currency are taken to Accumulative Other Comprehensive Income.

IAS 21 – “The effects of Changes in Foreign Exchange Rates” differs from the Canadian GAAP equivalent, applied by the Group until May 31, 2011. IAS 21 requires an entity to measure its assets, liabilities, revenue and expenses in its functional currency. It has been determined that as at the transition date of June 1, 2010, TH Alaska and TH US is US dollars (“USD”) and for all other entities within the Group, the functional currency is Canadian dollars. Prior to the adoption of IFRS, the functional currency of the Group was the CAD.

Under IAS 21, the assets and liabilities of the Group are translated from TH Alaska and TH US’ functional currency USD, to the presentation currency at the reporting date. The income and expenses are translated to the Group’s presentation currency, which is CAD at the dates of the transactions. Foreign currency differences are recognized directly in other comprehensive income within the foreign currency translation reserve.

Impact on Consolidated Financial Statements

	May 31,	June 1,
	2011	2010

Exploration and evaluation assets	$(9,066,545)	$(2,349,207)
Long-term assets related to discontinued operations	$-	$(572,982)
Accumulated to other comprehensive income	$(6,767,665)	$-
Adjustment to deficit	$(2,298,880)	$(2,922,189)

e)	Fair value as deemed cost

The Company may elect among two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an asset at the opening balance sheet date. The Company has elected to use historical cost for its assets.

f)	Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has applied IAS 27 prospectively.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

18.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

First time adoption of IFRS (cont’d)

	g)	Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in these following Consolidated Statements of Financial Position and Consolidated Statements of Comprehensive Loss for the dates and periods noted below.

  Transitional Consolidated Statement of Financial Position Reconciliation – June 1, 2010

  Consolidated Statement of Financial Position Reconciliation – May 31, 2011.

  Consolidated Statement of Comprehensive Loss Reconciliation – May 31, 2011.

As there have been no adjustments to net cash flows, no reconciliation of the Statement of Cash Flows has been prepared.

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

18.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

Reconciliation to previously reported financial statements (cont’d)

Transition Consolidated Statement of Financial Position Reconciliation – June 1, 2010

		Effect of
	Canadian	Transition to
	GAAP	IFRS	Ref	IFRS

ASSETS

Current assets
Cash and cash equivalents	$43,460,324	$-		$43,460,324
Marketable securities	360,000	-		360,000
Accounts receivable	110,214	-		110,214
Prepaid expenses	274,246	-		274,246
Current assets related to discontinued operations	13,663	-		13,663

Total current assets	44,218,447	-		44,218,447

Property and equipment	80,040	-		80,040
Exploration and evaluations assets	41,849,485	(2,349,207)	d)	39,500,278
Long-term assets related to discontinued operations	12,245,690	(572,982)	d)	11,672,708

Total assets	$98,393,662	$(2,922,189)		$95,471,473

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,187,865	$-		$1,187,865
Current liabilities of discontinued operations	85,094	-		85,094

Total liabilities	1,272,959	-		1,272,959

Shareholders' equity
Share capital	124,277,370	-		124,277,370
Contributed surplus	14,240,223	-		14,240,223
Accumulated other comprehensive loss	-	-		-
Deficit	(41,396,890)	(2,922,189)	d)	(44,319,079)

Total shareholders’ equity	97,120,703	(2,922,189)		94,198,514

Total liabilities and shareholders’ equity	$98,393,662	$(2,922,189)		$95,471,473

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

18.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

Reconciliation to previously reported financial statements (cont’d)

Consolidated Statement of Financial Position Reconciliation – May 31, 2011

		Effect of
	Canadian	Transition to
	GAAP	IFRS	Ref	IFRS

ASSETS

Current assets
Cash and cash equivalents	$111,165,126	$-		$111,165,126
Marketable securities	662,500	-		662,500
Accounts receivable	185,733	-		185,733
Prepaid expenses	378,492	-		378,492
Current assets related to discontinued operations	-	-		-

Total current assets	112,391,851	-		112,391,851

Property and equipment	143,571	-		143,571
Exploration and evaluations assets	80,169,668	(9,066,545)	d)	71,103,123
Long-term assets related to discontinued operations	-	-		-

Total assets	$192,705,090	$(9,066,545)		$183,638,545

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$4,037,428	$-		$4,037,428
Current liabilities of discontinued operations	-	-		-

Total liabilities	4,037,428	-		4,037,428

Shareholders' equity
Share capital	215,544,180	-		215,544,180
Contributed surplus	12,967,996	321,000	a)	13,288,996
Accumulated other comprehensive loss	-	(6,767,665)	d)	(6,767,665)
Deficit	(39,844,514)	(2,619,880)	a) d)	(42,464,394)

Total shareholders’ equity	188,667,662	(9,066,545)		179,601,117

Total liabilities and shareholders’ equity	$192,705,090	$(9,066,545)		$183,638,545

INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Seven Months Ended December 31, 2011 and
Year Ended May 31, 2011
(Expressed in Canadian dollars)

18.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

Reconciliation to previously reported financial statements (cont’d)

Consolidated Statement of Comprehensive Loss Reconciliation – May 31, 2011

		Effect of
		Transition to
	Canadian GAAP	IFRS	Ref	IFRS

Expenses
Administration	$31,544	$-		$31,544
Charitable donations	64,637	-		64,637
Consulting fees	1,570,146	-		1,570,146
Depreciation	42,375	-		42,375
Insurance	215,228	-		215,228
Investor relations	1,148,359	90,849	a)	1,239,208
Office and miscellaneous	281,840	-		281,840
Professional fees	667,405	(11,786)	a)	655,619
Property investigations	2,557	-		2,557
Regulatory	188,121	-		188,121
Rent	167,697	-		167,697
Telephone	49,688	-		49,688
Travel	210,192	-		210,192
Wages and benefits	5,263,652	241,937	a)	5,505,589

Loss before other items	(9,903,441)	(321,000)		(10,224,441)

Other items
Gain on foreign exchange	41,225	50,327	d)	91,552
Interest income	675,146	-		675,146
Income from mineral property earn-in	311,312	-		311,312
Spin-out cost	(593,754)	-		(593,754)
Unrealized gain on marketable securities	182,500	-		182,500

	616,429	50,327		666,756

Loss from continuing operations	(9,287,012)	(270,673)		(9,557,685)
Loss from discontinued operations	(934,157)	-		(934,157)

Net loss for the year	(10,221,169)	(270,673)		(10,491,842)

Other comprehensive loss
Exchange difference on translating foreign operations	-	(6,767,665)	d)	(6,767,665)

Total other comprehensive loss	-	(6,767,665)		(6,767,665)

Comprehensive loss for the year	$(10,221,169)	$(7,038,338)		$(17,259,507)

Basic and fully diluted loss per share from continuing operations	$(0.12)	$-		$(0.12)
Basic and fully diluted loss per share from discontinued operations	$(0.01)	$-		$(0.01)

Weighted average number of shares outstanding	77,550,644	-		77,550,644